UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40292

two

(Exact name of registrant as specified in its charter)

195 US HWY 50, Suite 208

Zephyr Cove, NV 89448

(310) 954-9665

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Ordinary Shares, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*

Effective March 27, 2024, two, a Cayman Islands exempted company limited by shares (“TWOA” or the “Company”), merged with and into Logistic Properties of the Americas Subco, a Cayman Islands exempted company (“SPAC Merger Sub”), a wholly-owned subsidiary of Logistic Properties of the Americas, a Cayman Islands exempted company (“Pubco”), with TWOA surviving the merger (the “Merger”), in connection with the previously announced business combination transaction among the Company, LatAm Logistic Properties, S.A., a company incorporated under the laws of Panama (“LLP”), Pubco, SPAC Merger Sub and LPA Panama Group Corp., a company incorporated under the laws of Panama and a wholly-owned subsidiary of LLP, pursuant to that certain business combination agreement, dated as of August 15, 2023 (the “Business Combination Agreement”). In connection therewith, each issued and outstanding security of TWOA immediately prior to the effective time of the Merger was automatically canceled and deemed no longer outstanding, in exchange for the right of each holder thereof to receive a substantially equivalent security of Pubco, par value $0.0001 per share. As a result of, and as of the effective time of the Merger, the Company became a wholly-owned subsidiary of Pubco. This Form 15 relates solely to the reporting obligations of the Company under the Securities Exchange Act of 1934, as amended, and does not affect the reporting obligations of Pubco under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934 TWOA has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

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By:	/s/ Esteban Saldarriaga
Name:	Esteban Saldarriaga
Title:	Chief Executive Officer

Date: April 10, 2024